
starpharma

25 July 2006


06015565

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 21 June 2006. The first release after this date was on 26 June 2006 .

Yours faithfully,

B P Rogers
Company Secretary

File No. 82-34832

RECEIVED
2006 JUL 28 P 2:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE


starpharma

IND for Clinical Development of VivaGel™ for Genital Herpes Prevention Clears US FDA

- **Clearance gained to proceed with clinical trial under IND for SPL7013 Gel (VivaGel™) for prevention of genital herpes**
- **First microbicide development program specifically for prevention of genital herpes to be funded by NIH**

Melbourne, Australia: 19 July 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced that the Investigational New Drug application (IND) for the clinical development of SPL7013 gel (VivaGel™) for prevention of genital herpes has successfully completed the mandatory review period within the US Food and Drug Administration (FDA).

This is the first microbicide clinical development program specifically for prevention of genital herpes to be funded by the US National Institutes of Health (NIH). Starpharma also understands that this is the first IND submitted to the FDA for a microbicide with prevention of genital herpes as the indication.

Starpharma announced lodgement of the IND on 26 June, 2006. Completion of the IND review period clears the way for the first clinical trial under this new clinical indication for VivaGel™ - prevention of genital herpes. The clinical trial is expected to commence in the third quarter of 2006 following local ethics committee approvals. The trial will be conducted at two sites – San Francisco (USA) and Kenya with safety as the primary endpoint. Thirty women, aged 18-24 years, will be enrolled at each site (total of 60 volunteers).

The IND was submitted by the National Institute of Allergy and Infectious Diseases (NIAID), part of the NIH, under the agreement executed between Starpharma and NIAID, which was announced by the company in April 2006. VivaGel™ is being developed in parallel for the prevention of HIV, also with the support of NIAID.

“Starpharma is very excited to be working with the NIH on this microbicide development program, and with being the first to receive their funding support for a microbicide for prevention of genital herpes,” said Dr Jackie Fairley, CEO of Starpharma.

Genital herpes is recognised as a key health concern, especially in the US where it is one of the most prevalent sexually transmitted diseases. It is estimated that genital herpes currently infects between 15% and 25% of adults in industrialised countries, with the incidence projected to rise in the next decade. In the US alone, approximately 45 million American adolescents and adults are already infected with genital herpes.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity; and

- *Dimerix Bioscience Pty Ltd* – a drug development company specialising in the field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

Starpharma appoints new Chief Executive Officer

Melbourne, Australia, 3 July 2006. Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced that its CEO of ten years, Dr John Raff, will retire from his executive role allowing his successor, Dr Jackie Fairley, to assume the role of CEO and join the board of the company. Dr Raff will remain a non-executive director of Starpharma and will assume the position of Deputy Chairman on the Board.

The appointment of Dr Fairley is effective from 1 July 2006.

Dr Raff is one of the longest serving biotech CEOs in Australia having been in the role since the company was established. He has been the driving force in taking Starpharma from a small start-up to a company with a developing clinical pipeline of pharmaceutical products, and valuable equity in two complementary businesses in US based DNT and Australian company Dimerix Bioscience.

Dr Fairley was appointed COO in July 2005 as part of the company's CEO succession strategy. Since then, Drs Raff and Fairley have worked in parallel to prepare for the transition and use their combined skills to progress the corporate and clinical programs of the Company.

"The environment for me to step aside is ideal," Dr Raff said. "The company is in a strong position to pursue its clinical program vigorously and successfully. Jackie has the necessary skills in pharmaceutical product development to support this, and we've worked together to ensure the transition has minimal impact on our staff, shareholders and partners."

"My time at Starpharma has been rewarding and I've had the privilege of working with an outstanding team of staff and scientific collaborators. I'm looking forward to having an ongoing role as Deputy Chairman in the coming years and to seeing Starpharma continue to grow and succeed."

Aside from the Deputy Chairman role with Starpharma, Dr Raff plans to maintain his involvement with the biopharma and agri-bio industries through other honorary and non-executive positions.

Starpharma's Chairman, Mr Peter Bartels, added:

"Dr Raff's contribution has been exceptional. His leadership at Starpharma and within the broader industry is well recognised and appreciated, and he will continue to have a positive impact through his Board position."

"We are very fortunate to have a successor with Dr Fairley's experience and together with the depth in our management team we are confident in their ability to take the company into its next phase of growth. Dr Fairley's experience is particularly strong in pharmaceutical product development and corporate transactions. She has successfully managed a number of pharma collaborations and developed a strong track record with institutional investors."

Dr Fairley has more than 16 years' experience working in the pharmaceutical and biotechnology industries. Prior to joining the biotech sector she held a variety of international business development and senior management roles with various companies, including CSL and Faulding (now Mayne Pharma).

"It's an exciting time for Starpharma with our lead product for the prevention of two sexually transmitted diseases, VivaGel™, progressing well and new opportunities emerging for us to have a greater presence in the United States," Dr Fairley said. "I've had an opportunity to work side by side with John and the management team for more than 12 months and believe strongly in the future of the company."

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity; and

- *Dimerix Bioscience Pty Ltd* – a drug development company specialising in the field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com		
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**John Raff** Deputy Chairman +61 3 8532 2704	**Jackie Fairley** Chief Executive Officer +61 3 8532 2704 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832


starpharma

IND Lodged with FDA for Clinical Trial of VivaGel™ for Genital Herpes

Melbourne, Australia: Monday 26th June 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced the submission of a second Investigational New Drug application (IND) to the US Food and Drug Administration (FDA) for a clinical trial of VivaGel™ (SPL7013 Gel). The clinical trial is in support of the product's second clinical indication, prevention of genital herpes. The IND was submitted by the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH), under the agreement executed between Starpharma and NIAID, which was announced by the company in April 2006.

Starpharma submitted an IND to FDA for VivaGel™ for prevention of HIV in June 2003. This second IND is being submitted to satisfy US regulatory requirements for a clinical trial of VivaGel™ to be conducted to support use of the product for prevention of genital herpes.

"The collaboration with NIAID/NIH in the clinical development of VivaGel™ for prevention of genital herpes is proving to be a successful one. In just two months since beginning the collaboration we have achieved a significant milestone", said Dr John Raff, CEO of Starpharma. "This IND begins the regulatory process towards a microbicide product for prevention of genital herpes, which represents a significant market opportunity for VivaGel™."

Genital herpes is recognized as a key health concern in the US where it is one of the most prevalent sexually transmitted diseases. It is estimated that genital herpes currently infects between 15% and 25% of adults in industrialised countries, with the incidence projected to rise drastically in the next decade. In the US alone, approximately 50 million Americans are already infected with genital herpes.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity; and